Exhibit 99.2
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

Ian Telfer	Peter Barnes
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, British Columbia
March 3, 2006

Kevin McArthur	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, British Columbia
March 9, 2007 as to the effects of the restatement described in Note 19

Report of Independent Registered Chartered Accountants
To the Shareholders of
Goldcorp Inc
We have audited the consolidated balance sheet of Goldcorp Inc as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
We have withdrawn our audit report dated March 3, 2006 as Note 19 to the consolidated financial statements has been restated. Note 19 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.
The consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated February 7, 2005, except as to note 15 which is as of February 14, 2005, expressed an unqualified opinion on those statements.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.
Independent Registered Chartered Accountants
Vancouver, British Columbia
March 3, 2006 (March 9, 2007 as to the effects of the restatement described in Note 19)

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Goldcorp Inc
We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
We have withdrawn our report dated February 7, 2005 (except as to Note 15 which is as of February 14, 2005) as Note 19 to the consolidated financial statements has been restated. Note 19 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.
/s/KPMG LLP
Chartered Accountants
Toronto, Canada
February 7, 2005
(except as to Note 15 which is as of February 14, 2005 and except as to Note 19 which is as of March 9, 2007)

Consolidated Statements of Earnings
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

	Note	2005	2004	2003

Revenues		$896,408	$191,016	$262,642

Operating expenses		304,032	66,601	86,963
Depreciation and depletion		135,264	21,387	25,225

Earnings from mine operations		457,112	103,028	150,454

Corporate administration		29,943	10,367	10,303
Exploration		8,035	6,701	3,006

Earnings from operations		419,134	85,960	137,145

Other income (expense)
Interest and other income		9,244	9,354	8,905
Stock option expense	14	(13,876)	(5,081)	(2,275)
Gain (loss) on foreign exchange		474	211	(1,164)
Gain (loss) on marketable securities, net		10,142	(9,006)	10,230
Dilution gain	13	18,732	—	—
Corporate transaction costs	6	(3,592)	—	—

		21,124	(4,522)	15,696

Earnings before taxes and non-controlling interests		440,258	81,438	152,841
Income and mining taxes	7	142,370	30,091	54,037
Non-controlling interests	13	12,190	—	—

Net earnings		$285,698	$51,347	$98,804

Earnings per share	14
Basic		$0.91	$0.27	$0.54
Diluted		0.83	0.27	0.53
Weighted-average number of shares outstanding
Basic		314,292	189,723	183,574
Diluted		345,394	193,685	188,179
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets
At December 31
(US dollars in thousands)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$562,188	$333,375
Gold bullion (market value: $nil; 2004 – $96,363)		—	33,895
Marketable securities (market value: $16,086; 2004 – $31,006)		11,264	22,873
Accounts receivable		75,160	7,197
Income and mining taxes receivable		2,774	12,269
Future income and mining taxes	7	26,558	—
Inventories and stockpiled ore	8	77,182	15,329
Other		17,225	1,735

		772,351	426,673
Mining interests	9	2,980,762	264,949
Goodwill	9	142,654	—
Silver contract	5	74,639	—
Stockpiled ore	8	51,063	—
Long-term investments (market value: $41,056; 2004 – $nil)		33,563	—
Other		10,950	9,896

		$4,065,982	$701,518

Liabilities
Current		$97,523	$25,507
Accounts payable and accrued liabilities		$97,523	$25,507
Income and mining taxes payable		93,287	—
Future income and mining taxes	7	—	1,149

		190,810	26,656
Future income and mining taxes	7	728,079	70,610
Reclamation and closure cost obligations	11	57,724	26,403
Future employee benefits and other	12	7,005	—

		983,618	123,669

Non-controlling interests	13	108,601	—

Shareholders’ Equity
Capital stock	14	2,653,751	386,703
Cumulative translation adjustment		101,927	107,741
Retained earnings		218,085	83,405

		2,973,763	577,849

		$4,065,982	$701,518

Commitments and contingencies (note 17)
Subsequent events (note 20)
Approved by the board:

	Ian Telfer	Douglas Holtby
	Director	Director
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note	2005	2004	2003

Operating Activities
Net earnings		$285,698	$51,347	$98,804
Reclamation expenditures	11	(3,598)	(744)	(346)
Items not affecting cash
Depreciation and depletion		135,264	21,387	25,225
(Gain) loss on marketable securities, net		(10,142)	9,006	(10,230)
Future income and mining taxes		7,118	18,599	4,123
Stock option expense	14	13,876	5,081	2,275
Non-controlling interests	13	12,190	—	—
Dilution gain	13	(18,732)	—	—
Other		(2,942)	(2,881)	(2,208)
Change in non-cash working capital	15	47,024	(48,692)	(22,477)

Cash provided by operating activities		465,756	53,103	95,166

Investing Activities
Mining interests		(277,510)	(56,125)	(74,528)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	132,446	—	—
Acquisition of Bermejal property	4	(70,010)	—	—
Purchase of marketable securities		(8,205)	(22,594)	(88,823)
Proceeds on sale of marketable securities		36,034	4,639	94,134
Purchase of long-term investments		(33,563)	—	—
Purchase of gold bullion		—	—	(8,160)
Proceeds on sale of purchased gold bullion		—	—	45,112
Other		—	987	(859)

Cash used in investing activities		(220,808)	(73,093)	(33,124)

Financing Activities
Common shares issued, net		44,014	3,520	26,979
Dividends paid to common shareholders		(151,018)	(53,071)	(28,375)
Shares issued by subsidiary to non-controlling interests		86,737	—	—
Other		(1,228)	—	—

Cash used in financing activities		(21,495)	(49,551)	(1,396)

Effect of exchange rate changes on cash		5,360	23,962	57,475

Increase (decrease) in cash and cash equivalents		228,813	(45,579)	118,121
Cash and cash equivalents, beginning of year		333,375	378,954	260,833

Cash and cash equivalents, end of year		$562,188	$333,375	$378,954

Cash and cash equivalents is comprised of:
Cash		$17,717	$7,490	$5,628
Cash equivalents		544,471	325,885	373,326

		$562,188	$333,375	$378,954

Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

	Capital Stock
			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2003	182,390	$332,738	$16,110	$—	$(14,627)	$14,700	$348,921
Stock options exercised	6,884	26,979	—	—	—	—	26,979
Fair value of stock options issued and vested	—	—	—	2,275	—	—	2,275
Dividends declared	—	—	—	—	—	(50,146)	(50,146)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	80,909	—	80,909
Net earnings	—	—	—	—	—	98,804	98,804

At December 31, 2003	189,274	359,717	16,110	2,275	66,282	63,358	507,742
Stock options exercised	706	3,529	—	(9)	—	—	3,520
Fair value of stock options issued and vested	—	—	—	5,081	—	—	5,081
Dividends declared	—	—	—	—	—	(31,300)	(31,300)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	41,459	—	41,459
Net earnings	—	—	—	—	—	51,347	51,347

At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763

Shareholders’ Equity (note 14)
The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003
(in United States dollars, except where noted, tabular amounts in thousands)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the year (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine

Minera Alumbrera Ltd (“Alumbrera”)(1)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
			(note 2 (d))

Luismin SA de CV (“Luismin”)(1)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay
				mines and Los Filos/ Bermejal
				development project

Peak Gold Mines Pty Ltd (“Peak”)(1)	Australia	100%	Consolidated	Peak mine

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Mineraçao Pedra Branco do Amapari Ltda (“Amapari”) (1)	Brazil	100%	Consolidated	Amapari development project

Silver Wheaton Corp (“Silver Wheaton”) (1)	Canada	59%	Consolidated	Silver contracts in Mexico and Sweden

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).
All intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f)	Marketable securities

Marketable securities are carried at the lower of cost or market value.

(g)	Inventories and stockpiled ore

Work-in-process inventories, stockpiled ore and finished goods are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

(h)	Mining interests

Mining interests represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 9. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver contract

Contracts for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.

(k)	Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.

(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations. A change in estimated discount rates is reviewed annually or as new information becomes available.

(n)	Non-controlling interests

Non-controlling interests exist on less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(o)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until reporting units which gave rise to the CTA balance is disposed of or retired. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(q)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.

(r)	Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The fair value of the financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

(s)	Comparative amounts

Certain comparative information has been reclassified to conform to the current year’s presentation.
3.	BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price

Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,431
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,959

$2,235,023

Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	810
Mining interests	2,502,116
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation and closure cost obligations	(24,457)
Future employee benefits	(5,296)
Other liabilities	(10,258)
Non-controlling interest in Silver Wheaton (35%) (note 13)	(54,908)

Net identifiable assets	2,085,771
Residual purchase price allocated to goodwill (note 9)	149,252

$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.
For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.

4.	ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometres south of Goldcorp’s Los Filos gold deposit. The Company plans to develop the two deposits as a single project, the Los Filos/Bermejal project, and a detailed engineering study for the combined project is scheduled to be completed in March, 2006.

5.	SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at December 31, 2005 is $74,639,000 which is being amortized to operations on a unit-of-sale basis.

6.	CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards. These costs have been expensed in the amount of $3,592,000 for the year ended December 31, 2005.

7.	INCOME AND MINING TAXES

	2005	2004	2003

Current income and mining tax expense	$135,252	$11,492	$49,914
Future income and mining tax expense	7,118	18,599	4,123

	$142,370	$30,091	$54,037

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2005	2004	2003

Earnings before income taxes	$440,258	$81,438	$152,841
Canadian federal and provincial income tax rates	38.5%	40.0%	40.0%

Income tax expense based on above rates	169,450	32,575	61,136
Increase (decrease) due to:
Provincial mining taxes	20,695	7,460	11,855
Non-deductible expenditures	6,197	2,016	904
Resource allowance	(17,480)	(9,009)	(13,784)
Lower statutory tax rates on earnings of foreign subsidiaries	(15,627)	(191)	(28)
Dilution gain not subject to tax	(7,210)	—	—
Foreign exchange and other permanent differences	(6,543)	—	—
Mining duties deduction	(2,343)	(1,468)	(3,266)
Non-taxable portion of realized capital (gains) losses	(2,618)	1,787	(2,325)
Canadian exploration expenses recognized	(1,715)	—	—
Realization of future tax asset not previously recognized	(1,357)	(920)	—
Other	921	(2,159)	(455)

	$142,370	$30,091	$54,037

The components of future income taxes are as follows:

	2005	2004

Future income and mining tax assets
Non-capital losses	$13,216	$111
Deductible temporary differences and other	49,818	22,202

Value of future income tax and mining assets	63,034	22,313
Recoverable asset taxes	1,491	—
Valuation allowance	(14,557)	(12,032)

	49,968	10,281

Future income and mining tax liabilities
Total taxable temporary differences	(751,489)	(82,040)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$26,558	$—
Future income and mining tax liabilities	(728,079)	(71,759)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Tax Loss Carry Forwards

At December 31, 2005, the Company had non-capital losses available for tax purposes in foreign jurisdictions of $37,527,000 net of valuation allowance that expire from 2006 to 2015.

8.	INVENTORIES AND STOCKPILED ORE

	2005	2004

Supplies	$25,071	$4,146
Finished goods	16,699	644
Work in process	29,122	10,539
Stockpiled ore	57,353	—

	128,245	15,329
Less: non-current stockpiled ore	51,063	—

	$77,182	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

9.	MINING INTERESTS

	2005			2004
		Accumulated			Accumulated
		depreciation and			depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$2,532,984	$205,223	$2,327,761	$287,715	$134,429	$153,286
Plant and equipment	794,895	141,894	653,001	223,662	111,999	111,663

	$3,327,879	$347,117	$2,980,762	$511,377	$246,428	$264,949

A            summary by property of the net book value is as follows:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Red Lake mine, Canada	$184,218	$—	$184,218	$105,274	$289,492	$252,149
Alumbrera mine, Argentina	420,425	35,456	455,881	268,782	724,663	—
Luismin mines, Mexico (i)	148,436	613,886	762,322	80,348	842,670	—
Peak mine, Australia	33,358	109,609	142,967	26,058	169,025	—
Amapari project, Brazil	—	183,714	183,714	85,018	268,732	—
Los Filos/Bermejal project, Mexico	—	337,386	337,386	84,434	421,820	—
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	—
Wharf mine, United States	6,098	—	6,098	87	6,185	7,897
Corporate and other	958	—	958	1,005	1,963	4,903

	$793,493	$1,534,268	$2,327,761	$653,001	$2,980,762	$264,949

(i)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Silver interests	$32,872	$167,149	$200,021	$—	$200,021	$—

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	December 31		Dilution of	December 31
	2004	Additions	ownership	2005

Luismin	$—	$74,252	$—	$74,252
Silver Wheaton	—	75,000	(6,598)	68,402

	$—	$149,252	$(6,598)	$142,654

10.	BANK CREDIT FACILITIES
(a)	The Company has an Aus$5,000,000 ($3,668,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2005. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)	During 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

(c)	On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. The facility is undrawn as at December 31, 2005.
11.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $49,890,000 (2004 – $21,204,000) reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $7,834,000 (2004 – $5,199,000) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2005 is $57,724,000 (2004 – $26,403,000). The undiscounted value of this liability is $78,227,000 (2004 – $39,399,000). An inflation rate assumption of 2% has been used. An accretion expense component of $8,149,000 (2004 – $1,329,000) has been charged to operations in 2005 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2005	2004

Reclamation and closure cost obligations – January 1	$26,403	$21,850
Arising on acquisition of Wheaton (note 3)	24,457	—
Reclamation expenditures	(3,598)	(744)
Accretion expense	8,149	1,329
Revisions in estimates and liabilities incurred	2,313	3,968

Reclamation and closure cost obligations – December 31	$57,724	$26,403

12.	FUTURE EMPLOYEE BENEFITS AND OTHER

Future employee benefits and other consist of a defined benefit pension plan for certain Mexican employees and certain future employee benefits for Australian and Mexican employees.

13.	NON-CONTROLLING INTERESTS

On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in the recording of an 18% non-controlling interest of $141,850,000. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3,255,000. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year following the issuance of additional shares by Silver Wheaton to non-controlling interests. This dilution of the Company’s interest gave rise to a gain of $18,732,000 which has been recognized in operations for the current year.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2005		$—
Arising upon acquisition of Wheaton		54,908
Shares issued to non-controlling interests, net	$83,482
Less: increase in net assets attributable to Goldcorp	(48,307)
Add: Book value of dilution of Goldcorp’s share of net assets	9,876	45,051

		99,959
Share of net earnings of Silver Wheaton		8,642

At December 31, 2005		$108,601

Subsequent to December 31, 2005, the Company’s ownership interest in Silver Wheaton will increase to 62% following the issuance to the Company of 18 million common shares and a $20 million promissory note (note 20).

Total non-controlling interest for the year on the statement of earnings is comprised of $8,642,000 related to Silver Wheaton and $3,548,000 related to Wheaton for the period February 15 to April 15, 2005.

14.	SHAREHOLDERS’ EQUITY

	2005	2004

Common shares	$2,322,491	$363,246
Share purchase warrants (a)	286,828	16,110
Stock options (b)	44,432	7,347

	$2,653,751	$386,703

At December 31, 2005, the Company had 339,642,000 common shares outstanding (December 31, 2004 – 189,980,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant. Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C share purchase warrants to the former Wheaton share purchase warrant holders. Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at December 31, 2005:

					Common
					shares to be
	Warrants				received
	outstanding			Exchange	upon exercise	Effective price
(in thousands of warrants and shares)	and exercisable	Exercise price		ratio	of warrants	per share		Expiry date

US dollar Warrants	3,991		$25.00	2.08	8,302		$12.02	April 30, 2007

Canadian dollar Warrants Series A and C	97,371	C$	1.65	0.25	24,343	C$	6.60	May 30, 2007
Series B	64,133		3.10	0.25	16,033		12.40	August 25, 2008
Share purchase warrants	3,000		20.00	2.08	6,240		9.62	May 13, 2009

					46,616	C$	9.00

(b)	Stock Options

On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 – 4%); dividend yield of 1% (2004 – 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 – 42%); and a weighted average expected life of the options of fours years (2004 – five years). The fair value of the options is expensed over the vesting period of the options. No compensation expense had been recorded for stock options issued before January 1, 2003. As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000. On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, during the year, the Company granted 5,095,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$19.23 to C$23.39 per option, expire in 2015, and have a total fair value of $20,338,000. Compensation expense of $7,905,000 has been recognized during the year and the remainder will be recognized as the stock options vest.

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
(in thousands, except per option amounts)	Outstanding	Exercise Price

At January 1, 2003	10,890	C$6.92
Granted	2,176	17.62
Exercised	(6,884)	(5.21)
Cancelled	(170)	(9.64)

At January 1, 2004	6,012	12.68
Granted	1,335	16.89
Exercised	(706)	(6.64)
Cancelled	(497)	(16.47)

At December 31, 2004	6,144	13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	(10.11)
Cancelled	(34)	(17.66)

At December 31, 2005	13,577	C$15.08

The following table summarizes information about the options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
			Weighted	Options		Weighted
			Average	Outstanding		Average
	Options	Weighted	Remaining	and	Weighted	Remaining
	Outstanding	Average	Contractual	Exercisable	Average	Contractual
Exercise Prices (C$)	(000’s)	Exercise Price	Life (years)	(000’s)	Exercise Price	Life (years)

$2.05 – $3.90	468	C$3.00	2.7	468	C$3.00	2.7
$4.40 – $7.68	1,395	6.10	2.2	1,395	6.10	2.2
$11.40 – $13.00	3,725	12.55	4.7	3,725	12.55	4.7
$14.80 – $16.87	1,278	16.52	7.7	1,278	16.52	7.7
$17.50 – $19.46	6,603	18.84	9.0	2,146	18.02	8.1
$23.39 – $23.80	108	23.44	9.6	13	23.80	7.9

	13,577	C$15.08	6.8	9,025	C$12.97	5.6

(c)	Restricted Share Units

On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company granted 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date. The Company will record compensation expense totalling $495,000 over the two year vesting period. Compensation expense of $227,000 has been recognized in 2005 and the remainder will be recognized as the restricted share units vest.

(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2005	2004	2003

Earnings available to common shareholders	$285,698	$51,347	$98,804

Basic weighted-average number of shares outstanding	314,292	189,723	183,574
Effect of dilutive securities:
Stock options	3,249	1,153	1,747
Warrants	27,832	2,809	2,858
Restricted share units	21	—	—

Diluted weighted-average number of shares outstanding	345,394	193,685	188,179

Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	0.83	0.27	0.53
The following lists the stock options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year:

	2005	2004	2003

Stock options	108	1,804	34
(e)	Pro forma net earnings

The following is the Company’s pro forma net earnings assuming the fair value method of accounting for stock options had been applied to all options issued since January 1, 2002:

	2005	2004	2003

Net earnings	$285,698	$51,347	$98,804
Net additional compensation expense related to fair value of stock options	(320)	(1,433)	(3,923)

Pro forma net earnings	$285,378	$49,914	$94,881

Pro forma net earnings per share
Basic	$0.91	$0.26	$0.52
Diluted	0.83	0.26	0.50

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003

Change in non-cash operating working capital
Gold bullion	$33,895	$(27,986)	$8,122
Accounts receivable	(23,676)	2,377	(4,882)
Income and mining taxes receivable	12,269	—	—
Inventories and stockpiled ore	(10,046)	9,710	(3,825)
Accounts payable and accrued liabilities	6,216	(4,990)	4,120
Income and mining taxes payable	37,621	(27,790)	(25,959)
Other	(9,255)	(13)	(53)

	$47,024	$(48,692)	$(22,477)

Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$1,887,431	$—	$—
Warrants issued in exchange for those of Wheaton	290,839	—	—
Stock options issued in exchange for those of Wheaton	30,794	—	—

Operating activities included the following cash payments
Income taxes paid	$89,872	$39,584	$75,875
Interest paid	—	—	—
16.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	2005
							Silver	Corporate, other
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	and eliminations	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$362,026	$299,225	$90,696	$—	$58,790	$37,0	57 $65,700	$(17,086)	$896,408
Depreciation and depletion	36,723	59,018	16,170	—	8,572	7,583	9,488	(2,290)	135,264
Earnings (loss) from operations	242,906	134,459	19,743	—	16,990	3,893	19,489	(18,346)	419,134
Expenditures for mining interests	57,915	6,597	124,801	64,077	20,229	3,349	187	355	277,510
Total assets	297,794	931,291	1,446,958	288,265	146,362	41,878	478,962	434,472	4,065,982

(1)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

	2004				2003
							Corporate,
			Corporate, other				other and
	Red Lake	Wharf	and eliminations	Total	Red Lake	Wharf	eliminations	Total

Revenues	$152,198	$26,121	$12,697	$191,016	$224,033	$24,921	$13,688	$262,642
Depreciation and depletion	14,814	6,003	570	21,387	18,980	5,876	369	25,225
Earnings (loss) from operations	102,673	3,584	(20,297)	85,960	152,969	102	(15,926)	137,145
Expenditures for mining interests	49,547	6,126	452	56,125	65,191	8,470	867	74,528
Total assets	282,801	35,050	383,667	701,518	204,955	29,812	403,756	638,523

The geographical distribution of the above segments is as follows:
•	Canada – Red Lake, Corporate and other

•	Argentina – Alumbrera

•	Mexico – Luismin (includes Luismin mines, Los Filos/Bermejal project, El Limón and other projects)

•	Brazil – Amapari

•	Australia – Peak

•	United States – Wharf

•	Cayman Islands – Silver Wheaton
17.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39.2 million relates to 2007 at Red Lake. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 – $5,267,000; 2003 – $6,672,000). Following is a schedule of future minimum rental and lease payments required:

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total future minimum payments required	$17,111

(b)	During the year ended December 31, 2005, Goldcorp was served with Statements of Claim with respect to a class action against, among others, the Company and certain of its directors. The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Company believes that the allegations are unfounded and intends to vigorously defend these claims.

(c)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
18.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr. McEwen for proceeds of $0.3 million.

19.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Consolidated Statement of Earnings (Loss)

	2005
		Alumbrera			As
		Equity	Other US GAAP		Reported	Warrant	Restated US
	Cdn GAAP	Adjustment (a)	Adjustments		US GAAP	Adjustment (k)	GAAP

Revenues	$896,408	$(299,225)	$—		$597,183	$—	$597,183

Operating expenses, exclusive of depreciation and depletion	304,032	(100,266)	—		203,766	—	203,766
Depreciation and depletion	135,264	(59,018)	—		76,246	—	76,246
Corporate administration	29,943	—	—		29,943	—	29,943
Stock option expense	13,876	—	—		13,876	—	13,876
Exploration	8,035	—	—		8,035	—	8,035

Earnings from Operations	405,258	(139,941)	—		265,317	—	265,317
Other income (expense)
Interest and other income	9,244	3,670	—		12,914	—	12,914
Gain on foreign exchange	474	31	—		505	—	505
Gain on marketable securities, net	10,142	—	—		10,142	—	10,142
Dilution gain	18,732	—	—		18,732	—	18,732
Corporate transaction costs	(3,592)	—	—		(3,592)	—	(3,592)
Mark-to-market loss on share purchase warrants	—	—	—		—	(435,533)	(435,533)
Equity earnings of Minera Alumbrera Ltd.	—	92,728	—		92,728	—	92,728

Earnings (loss) before taxes and non-controlling interests	440,258	(43,512)	—		396,746	(435,533)	(38,787)
Income and mining taxes	142,370	(43,512)	2,343	(h)	101,201	—	101,201
Non-controlling interests	12,190	—	—		12,190	(17,269)	(5,079)

Net earnings (loss)	$285,698	$—	$—		$283,355	$(418,264)	$(134,909)
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustments	—	—	(2,648)	(b)	(2,648)	—	(2,648)
Cumulative translation adjustment	—	—	(5,814)	(i)	(5,814)	—	(5,814)

Comprehensive income (loss) (g)	$285,698	$—	$(10,805)		$274,893	$(418,264)	$(143,371)

Earnings per share
Basic	$0.91				$0.90		$(0.43)
Diluted	$0.83				$0.82		$(0.43)

Consolidated Statement of Earnings

	2004
				As
		Other US GAAP		Reported	Warrant	Restated US
	Cdn GAAP	Adjustments		US GAAP	Adjustment (k)	GAAP

Revenues	$191,016	$—		$191,016	$—	$191,016

Operating expenses, exclusive of depreciation and depletion	66,601	—		66,601	—	66,601
Depreciation and depletion	21,387	—		21,387	—	21,387
Corporate administration	10,367	—		10,367	—	10,367
Stock option expense	5,081	—		5,081	—	5,081
Exploration	6,701	—		6,701	—	6,701

Earnings from Operations	80,879	—		80,879	—	80,879
Other income (expense)
Interest and other income	9,354	—		9,354	—	9,354
Gain on foreign exchange	211	—		211	—	211
Loss on marketable securities, net	(9,006)	—		(9,006)	—	(9,006)
Mark-to-market loss on share purchase warrants	—	—		—	7,377	7,377

Earnings before taxes and non-controlling interests	81,438	—		81,438	7,377	88,815
Income and mining taxes	30,091	1,468	(h)	31,559	—	31,559

Net earnings	$51,347	$—		$49,879	$7,377	$57,256
Other comprehensive income		(1,468)
Unrealized losses on securities, net of reclassification adjustments	—	(1,317	) (b)	(1,317)	—	(1,317)
Cumulative translation adjustment	—	41,459	(i)	41,459	—	41,459

Comprehensive income	$51,347	$38,674		$90,021	$7,377	$97,398

Earnings per share
Basic	$0.27			$0.26		$0.30
Diluted	$0.27			$0.26		$0.30

Consolidated Statement of Earnings

	2003
				As
		Other US GAAP		Reported	Warrant	Restated US
	Cdn GAAP	Adjustments		US GAAP	Adjustment (k)	GAAP

Revenues	$262,642	$—		$262,642	$—	$262,642

Operating expenses, exclusive of depreciation and depletion	86,963	—		86,963		86,963
Depreciation and depletion	25,225	—		25,225		25,225
Corporate administration	10,303	—		10,303		10,303
Stock option expense	2,275	—		2,275		2,275
Exploration	3,006	—		3,006		3,006

Earnings from operations	134,870	—		134,870		134,870
Other income (expense)
Interest and other income	8,905	—		8,905		8,905
Loss on foreign exchange	(1,164)	—		(1,164)		(1,164)
Gain on marketable securities, net	10,230	—		10,230		10,230
Mark-to-market loss on share purchase warrants	—	—		—	(10,903)	(10,903)

Earnings before taxes and non-controlling interests	152,841	—		152,841	(10,903)	141,938
Income and mining taxes	54,037	3,266	(h)	57,303	—	57,303
Cumulative effect of change in accounting policy	—	1,021	(c)	1,021	—	1,021

Net earnings (loss)	$98,804	$(4,287)		$94,517	$(10,903)	$83,614
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustments	—	4,781	(b)	4,781	—	4,781
Cumulative translation adjustment	—	80,909	(i)	80,909	—	80,909

Comprehensive income	$98,804	$81,403		$180,207	$(10,903)	$169,304

Earnings per share
Basic	$0.54			$0.51		$0.46
Diluted	$0.53			$0.50		$0.44

Consolidated Balance Sheets

	2005
		Alumbrera
		Equity	Other US GAAP		As Reported	Warrant	Restated US
	Cdn GAAP	Adjustment (a)	Adjustments		US GAAP	Adjustment (k)	GAAP

Assets
Current
Cash and cash equivalents	$562,188	$(58,599)	$—		$503,589	$—	$503,589
Other current assets	210,163	(96,618)	3,858	(b)	117,403	—	117,403

	772,351	(155,217)	3,858		620,992	—	620,992
Mining interests	2,980,762	(724,663)	—		2,256,099	—	2,256,099
Investment in Minera Alumbrera Ltd	—	665,042	—		665,042	—	665,042
Other non-current assets	312,869	(51,411)	—		261,458	21,485	282,943

	$4,065,982	$(266,249)	$3,858		$3,803,591	21,485	3,825,076

Liabilities
Current	$190,810	$(59,292)	$—		$131,518	—	131,518
Derivative Liability	—	—	—		—	787,108	787,108
Non-current	792,808	(206,957)	7,077	(h)	592,928	—	592,928

	983,618	(266,249)	7,077		724,446	787,108	1,511,554
Non-controlling interests	108,601	—	—		108,601	(46,410)	62,191
Shareholder’s equity	2,973,763	—	(3,219)	(b,h)	2,970,544	(719,213)	2,251,331

	$4,065,982	$(266,249)	$3,858		$3,803,591	$21,485	$3,825,076

Consolidated Balance Sheets

	2004
				As
		Other US GAAP		Reported	Warrant	Restated US
	Cdn GAAP	Adjustments		US GAAP	Adjustment (k)	GAAP

Assets
Current
Cash and cash equivalents	$333,375	$—		$333,375	$—	$333,375
Other current assets	93,298	6,506	(b)	99,804	—	99,804

	426,673	6,506		433,179	—	433,179
Mining interests	264,949	—		264,949	—	264,949
Other non-current assets	9,896	—		9,896		9,896

	$701,518	$6,506		$708,024	—	$708,024

Liabilities
Current	$26,656	$—		$26,656	—	26,656
Derivative Liability	—	—		—	28,216	28,216
Non-current	97,013	4,734	(h)	101,747	—	101,747

	123,669	4,734		128,403	28,216	156,619
Shareholder’s equity	577,849	1,772 (b,h	)	579,621	(28,216)	551,405

	$701,518	$6,506		$708,024	$—	$708,024

	2005	2004	2003
Consolidated Statements of Shareholders’ Equity	Restated	Restated	Restated

Common shares & share purchase warrants
In accordance with Canadian GAAP	$2,609,319	$379,356	$375,827
Renunciation of tax deductions on flow-through shares (e)	1,281	1,281	1,281
Reclassification of Cdn $ share purchase warrants (k)	(282,964)	(10,231)	(10,231)

In accordance with US GAAP	$2,327,636	$370,406	$366,877

Accumulated Other Comprehensive Income
Cumulative translation adjustment
In accordance with Canadian GAAP	$101,927	$107,741	$66,282
Realization of cumulative translation adjustment (f)	3,371	3,371	3,371

In accordance with US GAAP	105,298	111,112	69,653

Unrealized gains on available-for-sale securities
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising during the year, net of taxes of $2,993 (2004 – $1,905 , 2003 – $4,002) (b)	11,972	7,619	16,007
Reclassification adjustments for realized gains recorded in earnings, net of taxes of $2,028 (2004 – $278; 2003 – $2,046) (b)	(8,114)	(1,113)	(8,184)

In accordance with US GAAP	3,858	6,506	7,823

Total Accumulated Other Comprehensive Income	$109,156	$117,618	$77,476

Stock options and additional paid in capital
In accordance with Canadian GAAP	$44,432	$7,347	$2,275
Elimination of deficit with offsetting reduction to contributed surplus (d)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	(56,276)	(56,276)	(56,276)

In accordance with US GAAP	$58,729	$21,644	$16,572

Retained earnings (deficit)
In accordance with Canadian GAAP	$218,085	$83,405	$63,358
Realization of cumulative translation adjustment (f)	(3,371)	(3,371)	(3,371)
Elimination of deficit with offsetting reduction to contributed surplus (d)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	56,276	56,276	56,276
Renunciation of tax deductions on flow-through shares (e)	(1,281)	(1,281)	(1,281)
Elimination of effect of use of substantively enacted rates on future income taxes (h)	(7,077)	(4,734)	(3,266)
Mark-to-market loss on share purchase warrants (k)	(436,249)	(17,985)	(25,362)

In accordance with US GAAP	$(244,190)	$41,737	$15,781

Shareholders’ equity
In accordance with Canadian GAAP	$2,973,763	$577,849	$507,742

In accordance with US GAAP	$2,251,331	$551,,405	$476,706

Consolidated Statements of Cash Flows	2005	2004	2003

Operating activities
Operating activities under Canadian GAAP	$465,756	$53,103	$95,166
Alumbrera equity adjustment (a)	(18,254)	—	—

Operating activities under US GAAP	$447,502	$53,103	$95,166

Investing activities
Investing activities under Canadian GAAP	$(220,808)	$(73,093)	$(33,124)
Alumbrera equity adjustment (a)	6,597	—	—

Investing activities under US GAAP	$(214,211)	$(73,093)	$(33,124)

Financing activities
Financing activities under Canadian and US GAAP	$(21,495)	$(49,551)	$(1,396)
Alumbrera equity adjustment (a)	(46,942)	—	—

Financing activities under US GAAP	$(68,437)	$(49,551)	$(1,396)

Effect of exchange rate changes on cash	5,360	23,962	57,475

Increase in cash and cash equivalents under US GAAP	$170,214	$(45,579)	$118,121
Cash and cash equivalents, beginning of year under US GAAP	333,375	378,954	260,833

Cash and cash equivalents, end of year under US GAAP	$503,589	$333,375	$378,954

Goldcorp Inc. is amending and restating its US GAAP note disclosure in its financial statements for the years 2005, 2004 and 2003. The restatement adjusts the Company’s US GAAP accounting for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency and is discussed further in note 19(k).
Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:
(a)	Under Canadian GAAP, the Company accounted for its joint venture interests in Alumbrera on a proportionate consolidated basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and present in operations its proportionate share of Alumbrera net earnings in accordance with US GAAP.

(b)	Under US GAAP (SFAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of tax expense (recovery) of ($662,000) (2004 – ($329,000); 2003 – $1,195,000).

(c)	On January 1, 2003, the Company adopted SFAS 143, “Accounting for Asset Retirement Obligations” which is consistent with the Canadian standard, however, under US GAAP, prior periods are not restated and the cumulative effect of the adoption of the standard is recorded in the period of adoption with the effect for 2003 being a decrease in earnings of $1,021,000 ($0.01 per share).

(d)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

(e)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(f)	Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(g)	Under US GAAP, SFAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.

(h)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2003 results have been adjusted to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at December 31, 2003. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for 2003 by an amount of $3,266,000. These legislative changes still remained in draft at December 31, 2005, hence the additional GAAP difference for 2004 was $1,468,000 and for 2005 is $2,343,000.

(i)	Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.

(j)	Stock options

The Company has a stock-based employee compensation plan which is described more fully in Note 14 (b). Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company’s plans vest over three years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123. A table has been provided below to illustrate the effect on earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in 2005, 2004 and 2003.

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2005, 2004, and 2003, respectively: a risk-free interest rate of 3%, 4%, and 4%, respectively; a dividend yield of 1% for each year; volatility factors for the expected market price of the Company’s common stock of 30%, 42%, and 45%, respectively; and a weighted average expected life of the options of four years in 2005 and five years f0r 2004 and 2003.

The weighted average grant date fair values of options issued in 2005, 2004 and 2003 were C$4.88, C$6.29, and C$6.96, respectively. The estimated fair value of the options is expensed over the options’ vesting period, which is three years.

The following are the Company’s pro forma earnings in accordance with United States accounting principles:

	2005	2004	2003
	Restated	Restated	Restated

Net earnings for the year, US GAAP	$(134,909)	$57,256	$83,614
Deduct: Unrecorded stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(320)	(1,480)	(4,186)

Pro forma net earnings	$(135,229)	$55,776	$79,428

Pro forma net earnings per share, US GAAP
Basic	$(0.43)	$0.29	$0.43
Diluted	(0.43)	0.29	0.42

(k)	Share purchase warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements. The interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, currently requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability and fair valued. As a result of applying this interpretation, the Company has restated its December 31, 2005, 2004, and 2003 US GAAP net earnings to reflect the mark-to-market impacts related to fair valuation of these series of warrants. The net effect of the restatement is to reduce net earnings in 2005 by an amount of $418,264,000 arising from the recognition of a mark-to-market loss on the share purchase warrants (2004 – mark-to-market gain of $7,377,000 and 2003 – mark-to-market loss of $10,903,000). This non-cash restatement has no effect on the Company’s operations, cash flow, or liquidity for the respective restated periods.

In addition, the Company has restated its Goodwill arising from the purchase of Wheaton River in 2005 in the amount of $21,485,000 due to the impact of this interpretation on the net asset value of Silver Wheaton, a subsidiary acquired as part of that purchase.

(l)	Financial statement presentation

For US GAAP purposes, the measure “Earnings from mine operations” is not a recognized term and would therefore not be presented instead, “Earnings from operations” has been presented.

(m)	Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Wheaton at the beginning of 2004.

	2005	2004
	Restated	Restated

Revenues	$952,602	$610,198
Net earnings	(118,663)	162,897
Pro forma basic earnings per share	(0.38)	0.86
Pro forma diluted earnings per share	(0.38)	0.84
The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisition of Wheaton’s mine assets. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisition of Wheaton were issued at the beginning of 2004. This information may not necessarily be indicative of the future combined results of operations of the Company.

(n)	Impact of Recent United States Accounting Pronouncements

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The Company’s current accounting policy of allocating the cost of silver contracts and mining interests separately to reserves, resources and exploration potential and depreciating the value attributed to reserves on a unit-of-sale basis over the estimated recoverable reserves for each specific contract, is in compliance with EITF 04-3.

In March 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company is currently evaluating the possible impact of this pronouncement.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company has adopted this standard which did not have a significant impact on its results of operations.

In May 2005, the FASB issued SFAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement if in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

The FASB issued SFAS 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this Interpretation.

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.

20.	SUBSEQUENT EVENTS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc (“Placer Dome”) for approximately $10.1 billion in shares and cash and in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.

(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all of the other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. Based on the 10-day weighted average trading price for Goldcorp’s common shares on the Toronto Stock Exchange of C$24.70, the transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April, 2006.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.
Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by March 15, 2006.

HEAD OFFICE
Waterfront Centre
Suite 1560 – 200 Burrard Street
Vancouver, BC V6C 3L6
Canada

Telephone:   (604) 696-3000
Fax:              (604) 696-3001
Website:       goldcorp.com
TORONTO OFFICE
Suite 2700 – 145 King Street West
Toronto, ON M5H 1J8
Canada

Telephone:   (416) 865-0326
Fax:              (416) 361-5741
AUSTRALIA OFFICE
Suite 1002, Level 10
Gold Fields House
1 Alfred Street
Sydney, NSW
Australia 2000

Telephone:   61 (2) 9252-1220
Fax:              61 (2) 9252-1221
MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico

Telephone:   52 (55) 9138-4000
Fax:              52 (55) 5280-7636
INVESTOR RELATIONS
Julia Hasiwar
Director, Investor Relations

Toll free:   (800) 567-6223
Email:        info@goldcorp.com
DIRECTORS
David Beatty
Lawrence Bell
John Bell
Douglas Holtby, Chairman
Brian Jones
Antonio Madero
Donald Quick
Michael Stein
Ian Telfer
EXECUTIVE OFFICERS
Ian Telfer
President & Chief Executive Officer
Russell Barwick
Executive Vice-President & Chief Operating Officer
Peter Barnes
Executive Vice-President & Chief Financial Officer
Eduardo Luna
Executive Vice-President & President Luismin SA de CV
STOCK EXCHANGE LISTING
Toronto Stock Exchange:       G
New York Stock Exchange:   GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada

Toll free in Canada and the US:
      (800) 387-0825

Outside of Canada and the US:
      (416) 643-5500

Email: inquiries@cibcmellon.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC